Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 28 DATED MARCH 18, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, Supplement No. 25 dated February 22, 2005, Supplement No. 26 dated March 8, 2005, and Supplement No. 27 dated March 16, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the acquisition of two office buildings containing a total of approximately 302,000 rentable square feet in Mason, Ohio; and

•	information regarding our indebtedness.

Acquisition of Governor’s Pointe Buildings

On March 17, 2005, we purchased a two-story office building containing approximately 78,000 rentable square feet and a five-story office building containing approximately 224,000 rentable square feet (the “Governor’s Pointe Buildings”). The Governor’s Pointe Buildings are located on a total of approximately 18.76 acres of land located at 4241 Irwin Simpson Road and 8990 Duke Boulevard in Mason, Ohio. The purchase price of the Governor’s Pointe Buildings was approximately $41.5 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The Governor’s Pointe Buildings were purchased from Duke Realty Corporation (“Duke”), which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The Governor’s Pointe Buildings, which were completed in 1997 and 2003, are leased to Community Insurance Company (“Community Insurance”) (approximately 74%) and Anthem Prescription Management (“Anthem Prescription”) (approximately 26%). Community Insurance and Anthem Prescription are subsidiaries of WellPoint, Inc. (formerly Anthem, Inc), the nation’s largest provider of managed health care and an independent licensee of the Blue Cross and Blue Shield Association. Anthem Prescription is a national pharmacy program manager serving many WellPoint health plan members as well as other health plans and employer groups across the United States. WellPoint, Inc. reported a net worth, as of December 31, 2004, of approximately $19.5 billion.

The current aggregate annual base rent for Community Insurance and Anthem Prescription is approximately $2.8 million. The current weighted-average remaining lease term for Community Insurance and Anthem Prescription is approximately 14 years. Community Insurance and Anthem Prescription have the right, at their option, to extend the initial terms of their leases for three additional five-year periods. Community Insurance has an ongoing right to terminate approximately 45,000 rentable square feet effective January 1, 2007 for a termination fee equal to the unamortized tenant improvements and leasing commissions related to the terminated space and nine months gross rent for the terminated space.

Duke Realty Services Limited Partnership, which is not affiliated with us or our Advisor, is the current on-site property manager for the Governor’s Pointe Buildings. We do not intend to make significant renovations or improvements to the Governor’s Pointe Buildings in the near term. We believe that the Governor’s Pointe Buildings are adequately insured.

Indebtedness

As of March 17, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 25%. As of March 17, 2005, total indebtedness was $290.5 million, which consisted of borrowings under our $430.0 million credit facility of approximately $31.0 million and fixed-rate mortgages on certain properties totaling approximately $259.5 million. Based on the value of our borrowing-base properties, we had approximately $276.6 million in remaining capacity under our $430.0 million credit facility.